ALTAGAS REPORTS STRONG 2021 RESULTS

AltaGas Delivers Strong 2021 Financial Results and Remains Focused on Executing its Long-term Strategic Plan.

Calgary, Alberta (March 4, 2022)
AltaGas Ltd. ("AltaGas" or the "Company") (TSX: ALA) today reported fourth quarter and full year 2021 financial results and provided an update on the Company's operations.
HIGHLIGHTS
(all financial figures are unaudited and in Canadian dollars unless otherwise noted)
•Normalized EPS1 was $0.38 in the fourth quarter and $1.78 for the full year in 2021 while GAAP EPS2 was $(0.56) in the fourth quarter and $0.82 for the full year in 2021. Full year normalized EPS increased 25 percent year-over-year and was in the upper end of the Company’s April 2021 increased guidance range of $1.65 - $1.80.
•Normalized FFO per share1 was $1.03 in the fourth quarter and $4.28 for the full year in 2021 while GAAP FFO3 per share was $(0.56) in the fourth quarter and $2.64 for the full year in 2021. Normalized FFO per share increased 19 percent year-over-year in 2021 and continued to provide the foundation to fund AltaGas’ significant organic growth opportunities and increase returns of capital to shareholders over the long-term.
•Normalized EBITDA1 was $341 million in the fourth quarter and $1.490 billion for the full year 2021 while income before taxes was $(162) million in the fourth quarter and $446 million for the full year in 2021. Full year normalized EBITDA increased approximately 14 percent year-over-year and was slightly below the mid-point of the Company’s April 2021 increased guidance range of $1.475 billion - $1.525 billion.
•The Midstream segment reported normalized EBITDA of $102 million in the fourth quarter and $734 million for the full year in 2021 while income before taxes in the segment was $(151) million in the fourth quarter and $242 million for the full year in 2021. This included AltaGas exporting 76,609 Bbls/d of liquified petroleum gas (LPG) to Asia during the fourth quarter of 2021 while the Company’s average 2021 LPG exports were relatively in line with its 90,000 Bbls/d target, despite logistical challenges during the fourth quarter due to the devastating impacts of the west coast flooding.
•The Utilities segment reported normalized EBITDA of $238 million in the fourth quarter and $771 million for the full year of 2021 while income before taxes in the segment was $64 million in the fourth quarter and $538 million for the full year in 2021. The Utilities segment continued to focus on modernizing its network to enhance safety and reliability and provide other long-term benefits to our customers. As part of this focus, AltaGas increased the company’s 2021 average rate base by approximately 8 percent year-over-year to approximately US$4.7 billion.
•As a result of the ongoing legal and regulatory challenges on the Mountain Valley Pipeline (MVP), AltaGas recorded a pre-tax provision on its equity investments in the project by approximately $271 million ($209 million after-tax) in the fourth quarter of 2021, bringing the carrying value in-line with AltaGas’ US$352 million cost cap.
•AltaGas’ subsidiary WGL issued US$200 million of 2.98 percent 30-year senior unsecured notes on December 15, 2021, and AltaGas issued $300 million of 5.25 percent fixed-to-fixed rate subordinated hybrid notes at AltaGas on January 11, 2022, with plans to redeem its higher cost Series K Preferred Shares. The latter issuance and redemption plans continue to reduce the Company’s long-term financing costs while staggering and extending maturities and de-risking its capital structure.

(1) Non-GAAP measure; see discussion and reconciliation to US GAAP financial measures in the advisories of this news release or in AltaGas’ Management's Discussion and Analysis (MD&A) as at and for the period ended December 31, 2021, which is available on www.sedar.com. (2) GAAP EPS is equivalent to Net income applicable to common shares divided by shares outstanding. (3) GAAP FFO per share is equivalent to funds from operations divided by shares outstanding.

•AltaGas released its 2021 ESG Report on December 15, 2021, which included a number of sustainability goals within the core areas of climate, diversity and inclusion, and safety. These were meaningful steps to mark AltaGas’ progression along the path of continuous improvement.
•AltaGas has agreed to sell an interest in certain Midstream processing facilities to a customer for total consideration of approximately $234 million. The transaction is expected to close in the second quarter of 2022.
•Subsequent to quarter-end, AltaGas closed the sale of the 60 MW Goleta stand-alone energy storage development project and entered an agreement to sell the 70 MW combined cycle Brush II power plant. The divestitures are continuations of AltaGas’ ongoing efforts to streamline the platform and exit non-core assets.
•The Company announces the planned retirement of Terry McCallister from the Board effective April 1, 2022.
CEO MESSAGE
“We are extremely proud of the financial performance that we delivered over 2021” said Randy Crawford, President and Chief Executive Officer. “Normalized EPS increased 25 percent and normalized EBITDA increased approximately 14 percent year-over-year with results achieving the increased guidance ranges that we announced in April. This is a testament to our diversified business model that continues to demonstrate the strong advantages that have been shown throughout market cycles and operating environments.

“Our Midstream platform delivered a very strong year, despite the large challenges associated with the devastating floods in British Columbia and Washington state during the fourth quarter. We continued to build on the momentum that has been demonstrated since 2019 through robust LPG export growth, exceeding our cost synergy targets at Petrogas, and continuing to fill latent capacity across the platform. During the quarter, we increased our fractionation and liquids handling volumes by 37 percent year-over-year and our gathering and processing volumes by 9 percent year-over-year, clearly demonstrating the advantage of our industry-leading footprint in Northeastern B.C. With the logistical challenges associated with the flooding in the fourth quarter behind us, the platform is well-positioned to achieve our 2022 export target of 97,000 Bbls/d.

“Our regulated Utilities delivered a solid performance, despite warmer than normal weather and unfavorable foreign exchange. Normalized EBITDA was up six percent on a year-over-year basis in U.S. dollar terms in the fourth quarter of 2021. Our continued investment in Accelerated Pipeline Replacement (ARP) has resulted in a 23 percent and 13 percent reduction in leaks since 2019 and 2020, respectively, and reiterates the improved safety and reliability of our system and drive to deliver better long-term customer outcomes. The decision in the third quarter to change our customer call center provider at Washington Gas and the corresponding integration into our operations caused some temporary challenges and transition costs but has produced meaningful improvements in customer service metrics and we will focus on delivering continuous improvements in those metrics.

“We continue to believe in the role, benefits, and reliability that responsibly sourced natural gas will provide to our customers as we embrace the energy evolution and the alternative fuels of the future. Given the recent geopolitical upheaval, and the corresponding impact on energy availability and costs, I am proud of the role that AltaGas is playing in supporting North American energy independence and our ability to export affordable butane and propane to the world.”

CHAIR MESSAGE ON BOARD RETIREMENT
"On behalf of the Board of Directors and all our stakeholders, I want to thank Terry McCallister for his substantial contributions during his long tenure with the organization” stated Pentti Karkkainen, Chair of the Board of AltaGas. “Terry was a senior leader within WGL for nearly two decades, including being Chairman and Chief Executive Officer from 2009 until his retirement in 2018. He has been a valued member of the AltaGas Board since the WGL acquisition and will be missed across the organization."

Following Mr. McCallister's planned retirement, AltaGas' Board will be comprised of ten directors.

AltaGas Ltd. – Press Release Q4 2021         2

RESULTS BY SEGMENT

Normalized EBITDA[1]	Three Months Ended December 31		Year Ended December 31
($ millions)	2021	2020	2021	2020
Utilities	$238	$259	$771	$788
Midstream	102	128	734	473
Corporate/Other	1	5	(15)	49
Normalized EBITDA (1)	$341	$392	$1,490	$1,310

Income (Loss) Before Income Taxes	Three Months Ended December 31		Year Ended December 31
($ millions)	2021	2020	2021	2020
Utilities	$64	$157	$538	$687
Midstream	(151)	(36)	242	235
Corporate/Other	(75)	(47)	(334)	(223)
Income (Loss) Before Income Taxes	$(162)	$74	$446	$699
(1)Non‑GAAP financial measure; see discussion in the Non-GAAP Financial Measures advisories of this news release.

BUSINESS PERFORMANCE

Utilities
The Utilities segment reported normalized EBITDA of $238 million in the fourth quarter of 2021 compared to $259 million in the fourth quarter of 2020, while income before taxes was $64 million in the fourth quarter of 2021 compared to $157 million in the fourth quarter of 2020. Results were reflective of typical seasonality during the fourth quarter when natural gas demand rises in the fall and winter heating seasons. Operating results during the fourth quarter of 2021 included continued contribution from ongoing ARP investments to upgrade Washington Gas’ network, the benefits of the 2021 D.C. and Maryland rate cases, and higher returns on pension assets. However, these factors were more than offset by the combination of lower Retail contribution, warmer-than-normal weather in Michigan and D.C., a weaker U.S. dollar, and higher general and administrative expenses. The latter of which was partially related to replacing the customer call service provider at Washington Gas following service and performance issues with the former provider. The Retail business generated $27 million lower normalized EBITDA contribution on a year-over-year basis in the fourth quarter of 2021 due to the combination of: 1) outsized performance in the fourth quarter of 2020, which was driven by the timing of energy and PJM fixed costs; and 2) the timing impact of swap gains between the third and fourth quarters of 2021, the latter of which had the effect of pulling profits into the third quarter of 2021 rather than the fourth quarter of 2021. These timing issues have the effect of creating quarter-over-quarter variability in financial results with no material impact on the run rate profitability of the business.

AltaGas continued to execute on the Company’s various ARPs in the quarter with a sustained focus on replacing aging infrastructure to improve the safety and reliability of the system, which also brings long-term environmental benefits. This included deploying $235 million of invested capital1 into the Utilities in the quarter, with 36 percent of this capital allocated to ARP spending. In December of 2021, AltaGas also filed the largest accelerated pipeline replacement case in Virginia’s history through the Steps to Advance Virginia's Energy (SAVE) Plan, with a request of approximately US$890 million in accelerated capital to continue upgrading and modernizing infrastructure for the period from 2023-2027.

1Non-GAAP measure; see discussion and reconciliation to US GAAP financial measures in the advisories of this news release or in AltaGas’ Management's Discussion and Analysis (MD&A) as at and for the period ended December 31, 2021, which is available on www.sedar.com

AltaGas Ltd. – Press Release Q4 2021         3

Midstream
The Midstream segment reported normalized EBITDA of $102 million in the fourth quarter of 2021 compared to $128 million in the fourth quarter of 2020, while income before taxes was $(151) million in the fourth quarter of 2021 compared to $(36) million in the fourth quarter of 2020. Results included continued year-over-year growth in global exports, fractionation and liquids handling, and gathering and processing volumes. However these factors were more than offset by the impact of a $24 million hedge loss associated with global exports revenue recognized in the third quarter of 2021, significant logistical and operations issues associated with the flooding and rail outages on the North American west coast during the quarter that impacted global exports profitability, Allowance for Funds Used During Construction no longer being recorded on the Mountain Valley Pipeline, the accounting impact of the Gordondale blend and extend, and the lost contribution from the U.S. Transportation and Storage business, which was monetized in the second quarter of 2021.

During the fourth quarter AltaGas exported 76,609 Bbls/d of LPG to Asia, spread across 13 VLGCs. This included 48,974 Bbls/d of propane being exported at RIPET across eight ships, and an average of 27,635 Bbls/d of combined butane and propane being exported at Ferndale across five ships. Global Export volumes and margins were negatively impacted by weather and flooding issues experienced in British Columbia and Washington state, which caused extended transportation and rail outages impacting AltaGas’ ability to transport LPGs to its export terminals on the west coast, particularly at Ferndale. Positively, AltaGas was able to redirect select propane volumes originally destined for Ferndale to RIPET during the quarter, however the Company was unable to alleviate butane volume disruptions with financial performance further negatively impacted by higher transportation costs associated with rail switching to handle the large logistical outages. AltaGas’ gathering and processing volumes increased 9 percent year-over-year in the fourth quarter of 2021 while fractionation and liquids handling volumes increased 37 percent year-over-year. Growth within AltaGas’ facilities continued to be more heavily weighted within the Montney and the Company’s industry-leading footprint in the region.

AltaGas’ realized frac spread averaged $9.18/Bbl, after transportation costs, as most of AltaGas' frac exposed volumes were hedged at approximately $25.65/Bbl in the fourth quarter of 2021, prior to transportation costs. AltaGas is well hedged for 2022 with approximately 74 percent of its 2022 expected frac exposed volumes hedged at approximately $33.08/Bbl, prior to transportation costs. In addition, approximately 44 percent of AltaGas 2022 expected global export volumes are either tolled or financially hedged with an average FEI to North American financial hedge price of US$13.17/Bbl for non-tolled propane and butane volumes.

2022 Midstream Hedge Program

	Q1 2022	Q2 2022	Q3 2022	Q4 2022	FY 2022
Global Exports volume hedged (%)(1)	79	44	31	22	44
Average propane/butane FEI to North America Average hedge (US$/Bbl)(2)	15.29	10.56	10.43	9.76	13.17
Fractionation volume hedged (%)	71	79	75	68	74
Frac spread hedge rate - (CAD$/Bbl)(3)	24.40	36.02	36.14	36.17	33.08
(1)Approximate expected volume hedged, includes contracted tolling volumes and financial hedges; based on the assumption of average exports of 90 MBbls/d.
(2)Approximate average for the period; does not include physical differential to FSK for C3 volumes. Butane is hedged as a percentage of WTI.
(3)Approximate average for the period.

Corporate/Other
The Corporate/Other segment reported normalized EBITDA of $1 million in the fourth quarter of 2021 compared to $5 million in the same quarter of 2020 while income before taxes was $(75) million in the fourth quarter of 2021 compared to $(47) million in the fourth quarter of 2020. The $4 million year-over-year decrease in normalized EBITDA was driven by the combination of higher corporate expenses, which were primarily related to employee incentive plans as a result of AltaGas’ strong corporate performance and rising share price over the course of 2021, lower revenues from energy management services contracts and the transfer of the remaining distributed generation assets to the purchaser in the second quarter of 2021.

AltaGas Ltd. – Press Release Q4 2021         4

CONSOLIDATED FINANCIAL RESULTS

	Three Months Ended December 31		Year Ended December 31
($ millions)	2021	2020	2021	2020
Normalized EBITDA (1)	$341	$392	$1,490	$1,310
Add (deduct):
Depreciation and amortization	(105)	(108)	(422)	(414)
Interest expense	(67)	(68)	(275)	(274)
Normalized income tax expense	(39)	(46)	(175)	(138)
Preferred share dividends	(13)	(16)	(53)	(66)
Other (3)	(10)	(6)	(68)	(21)
Normalized net income (1)	$107	$147	$497	$396

Net income (loss) applicable to common shares	$(156)	$48	$230	$486
Normalized funds from operations (1)	$287	$327	$1,198	$1,003

($ per share except shares outstanding)
Shares outstanding - basic (millions)
During the period (2)	280	279	280	279
End of period	280	279	280	279

Normalized net income - basic (1)	0.38	0.53	1.78	1.42
Normalized net income - diluted (1)	0.38	0.53	1.76	1.42

Net income (loss) per common share - basic	(0.56)	0.17	0.82	1.74
Net income (loss) per common share - diluted	(0.56)	0.17	0.82	1.74
(1) Non-GAAP financial measure; see discussion in Non-GAAP Financial Measures section at the end of this news release
(2) Weighted average
(3) "Other" includes accretion expense, net income applicable to non-controlling interests, foreign exchange gains (losses), and NCI portion of non-GAAP adjustments. The portion of non-GAAP adjustments applicable to non-controlling interests are excluded in the computation of normalized net income to ensure consistency of normalizations applied to controlling and non-controlling interests. These amounts are included in the “net income applicable to non-controlling interests” line item on the Consolidated Statements of Income.

Normalized EBITDA for the fourth quarter of 2021 was $341 million, compared to $392 million for the same quarter in 2020. The largest factors leading to the variance are described in the Business Performance sections above. In addition, the average CAD/USD foreign exchange rate decreased to 1.26 in the fourth quarter of 2021 from an average of 1.30 in the same quarter of 2020, resulting in a decrease in normalized EBITDA of approximately $8 million on a consolidated basis.

Income before income taxes was $(162) million for the fourth quarter of 2021 compared to $74 million for the same quarter in 2020. Net income applicable to common shares was $(156) million or $(0.56) per share for the fourth quarter of 2021, compared to $48 million or $0.17 per share for the same quarter in 2020. Please refer to the Three Months Ended Section of the MD&A for further details on the variance in income before income taxes and net income.

Normalized net income was $107 million or $0.38 per share for the fourth quarter of 2021, compared to normalized net income of $147 million or $0.53 per share reported for the same quarter of 2020. The decrease was mainly due to the same factors impacting normalized EBITDA, higher income tax expense, and higher net income applicable to non-controlling interests, partially offset by lower interest expense and lower depreciation and amortization expense.

Normalized FFO was $287 million or $1.03 per share for the fourth quarter of 2021, compared to $327 million or $1.17 per share for the same quarter in 2020. The decrease was mainly due to the same previously referenced factors impacting normalized EBITDA.

AltaGas Ltd. – Press Release Q4 2021         5

Cash used by operations for the fourth quarter of 2021 was $157 million or $0.56 per share, compared to cash from operations of $7 million or $0.03 per share for the same quarter in 2020. Please refer to the Consolidated Financial Results Section of the MD&A for further details on the variance in cash used by operations.

Depreciation and amortization expense was $105 million for the fourth quarter of 2021, compared to $108 million for the same quarter in 2020. The modest decrease was mainly due to the impact of the sale of the U.S. Transportation and Storage business, partially offset by amortization expense on Petrogas assets upon consolidation.

Interest expense for the fourth quarter of 2021 was $67 million, compared to $68 million for the same quarter in 2020. The slight decrease in interest expense was mainly due to lower average interest rates and lower average foreign exchange rates in 2021, partially offset by higher average debt balances.

FORWARD FOCUS, GUIDANCE AND FUNDING
Looking ahead, AltaGas continues to be focused executing on its long-term corporate strategy of building a diversified platform that operates long-life energy infrastructure assets that are positioned to provide resilient and durable value for the Company’s stakeholders.

AltaGas expects to achieve guidance ranges that were previously disclosed in December 2021, including:
•2022 Normalized EPS guidance of $1.80 - $1.95 per share, compared to actual normalized EPS of $1.78 and GAAP EPS of $0.82 in 2021.
•2022 Normalized EBITDA guidance of $1.50 billion - $1.55 billion, compared to actual normalized EBITDA of $1.49 billion and income before taxes of $446 million in 2021.
AltaGas continues to focus on delivering durable and growing EPS and FFO per share while targeting lowering leverage ratios and increasing margins of safety within the business over time. This strategy should support steady dividend growth and provide the opportunity for ongoing capital appreciation for its long-term shareholders. This includes AltaGas having announced forward plans to deliver regular, sustainable and annual dividend increases that compound in the years ahead. This includes an anticipated five to seven percent compounded annual growth rate in dividends through 2026 with the mid-point of the range expected to solely be underpinned by anticipated Utilities earnings growth.

AltaGas' 2022 invested capital plan of approximately $995 million, excluding asset retirement obligations, compared to $798 million deployed in 2021. The 2022 invested capital plan is heavily weighted towards the lower-risk Utilities business and is comprised primarily of ARP and system betterment projects that are anticipated to deliver stable and transparent rate base growth and positive risk-adjusted returns. The Company is allocating approximately 31 percent of AltaGas’ consolidated 2022 capital to ARPs in its Utilities business, representing approximately 40 percent of the total 2022 Utilities capital program.

AltaGas Ltd. – Press Release Q4 2021         6

QUARTERLY COMMON SHARE DIVIDEND AND PREFERRED SHARE DIVIDENDS

The Board of Directors approved the following schedule of Dividends:

Type	Dividend (per share)	Period	Payment Date	Record
Common Shares[1]	$0.265	n.a.	31-Mar-22	16-Mar-22
Series A Preferred Shares	$0.19125	31-Dec-21 to 30-Mar-22	31-Mar-22	16-Mar-22
Series B Preferred Shares	$0.17192	31-Dec-21 to 30-Mar-22	31-Mar-22	16-Mar-22
Series C Preferred Shares	US$0.330625	31-Dec-21 to 30-Mar-22	31-Mar-22	16-Mar-22
Series E Preferred Shares	$0.337063	31-Dec-21 to 30-Mar-22	31-Mar-22	16-Mar-22
Series G Preferred Shares	$0.265125	31-Dec-21 to 30-Mar-22	31-Mar-22	16-Mar-22
Series H Preferred Shares	$0.196582	31-Dec-21 to 30-Mar-22	31-Mar-22	16-Mar-22
Series K Preferred Shares	$0.3125	31-Dec-21 to 30-Mar-22	31-Mar-22	16-Mar-22
(1) Eligible dividend for Canadian income tax purposes

NON-GAAP MEASURES
This news release contains references to certain financial measures that do not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities. The non-GAAP measures and their reconciliation to US GAAP financial measures are shown below and within AltaGas’ Management's Discussion and Analysis (MD&A) as at and for the period ended December 30, 2021. These non-GAAP measures provide additional information that management believes is meaningful regarding AltaGas' operational performance, liquidity and capacity to fund dividends, capital expenditures, and other investing activities. Readers are cautioned that these non-GAAP measures should not be construed as alternatives to other measures of financial performance calculated in accordance with US GAAP.

AltaGas Ltd. – Press Release Q4 2021         7

Normalized EBITDA

	Three Months Ended December 31		Year Ended December 31
($ millions)	2021	2020	2021	2020
Income (loss) before income taxes (GAAP financial measure)	$(162)	$74	$446	$699
Add:
Depreciation and amortization	105	108	422	414
Interest expense	67	68	275	274
EBITDA	$10	$250	$1,143	$1,387
Add (deduct):
Transaction costs and acquired contingencies related to acquisitions and dispositions (1)	16	5	33	22
Unrealized losses (gains) on risk management contracts (2)	33	24	(18)	(21)
Losses (gains) on sale of assets (3)	1	—	(6)	(223)
Gain on re-measurement of previously held equity investment in AIJVLP (4)	—	(22)	—	(22)
Dilution loss and other adjustments to equity investments (4)	—	26	—	42
Restructuring costs (5)	—	4	1	6
COVID-19 related costs (6)	—	—	—	2
Provisions on assets	6	104	64	109
Provisions on investments accounted for by the equity method (7)	271	—	271	7
Accretion expenses	4	2	6	5
Foreign exchange gains	—	(1)	(4)	(4)
Normalized EBITDA	$341	$392	$1,490	$1,310
(1)Comprised of transaction costs and acquired contingencies related to acquisitions and dispositions of assets and/or equity investments in the period. These costs and contingencies are included in the "cost of sales", "operating and administrative", and "other income" line items on the Consolidated Statements of Income. Transaction costs include expenses, such as legal fees, that are directly attributable to the acquisition or disposition. The acquired contingencies relate to the acquisition of Petrogas and include amounts for additional contingent consideration for the purchase of Petrogas as well as certain acquired indirect tax liabilities. Please refer to Note 3 and Note 4 of the 2021 Annual Consolidated Financial Statements for further details regarding AltaGas' acquisitions and dispositions.
(2)Included in the "revenue" and “cost of sales” line items on the Consolidated Statements of Income. Please refer to Note 23 of the 2021 Annual Consolidated Financial Statements for further details regarding AltaGas' risk management activities.
(3)Included in the "other income" line item on the Consolidated Statements of Income. Please refer to Note 4 of the 2021 Annual Consolidated Financial Statements for further details regarding AltaGas' disposition of assets in the period.
(4)Relates to adjustments to equity income recognized in 2020 related to the investment in Petrogas. These amounts are included in the “income (loss) from equity investments” line item on the Consolidated Statements of Income.
(5)Comprised of costs related to a workforce optimization program. These costs are included in the “operating and administrative” line item on the Consolidated Statements of Income.
(6)COVID-19 related costs are primarily comprised of credit losses that were incremental and directly attributable to the COVID-19 pandemic and charges incurred to support remote work arrangements. As these costs would not have otherwise been incurred, it has been included as a normalizing item. Credit losses are included in the “revenue” line item as a reduction to revenue, and the additional charges incurred to support remote work arrangements are included in the “operating and administrative” line item on the Consolidated Statements of Income.
(7)Relates to the provisions recorded on AltaGas' investment in MVP in the fourth quarter of 2021 and the Constitution pipeline project which was canceled in February 2020. The provisions are included in the “income (loss) from equity investments” line item on the Consolidated Statements of Income.

EBITDA is a measure of AltaGas' operating profitability prior to how business activities are financed, assets are amortized, or earnings are taxed. EBITDA is calculated from the Consolidated Statements of Income using income before income taxes adjusted for pre‑tax depreciation and amortization and interest expense.

AltaGas presents normalized EBITDA as a supplemental measure. Normalized EBITDA is used by Management to enhance the understanding of AltaGas' earnings over periods, as well as for budgeting and compensation related purposes. The metric is frequently used by analysts and investors in the evaluation of entities within the industry as it excludes items that can vary substantially between entities depending on the accounting policies chosen, the book value of assets, and the capital structure.

AltaGas Ltd. – Press Release Q4 2021         8

Normalized Net Income

	Three Months Ended December 31		Year Ended December 31
($ millions)	2021	2020	2021	2020
Net income (loss) applicable to common shares (GAAP financial measure)	$(156)	$48	$230	$486
Add (deduct) after-tax:
Transaction costs and acquired contingencies related to acquisitions and dispositions (1)	13	3	28	18
Unrealized losses (gains) on risk management contracts (2)	21	17	(10)	(18)
Losses (gains) on sale of assets (3)	15	(7)	—	(204)
Non-controlling interest portion of non-GAAP adjustments (4)	3	—	(9)	—
Gain on re-measurement of previously held equity investment in AIJVLP (5)	—	(22)	—	(22)
Dilution loss and other adjustments to equity investments (5)	—	26	—	42
Restructuring costs (6)	—	3	1	5
COVID-19 related costs (7)	—	—	—	2
Provisions on assets	2	79	48	81
Provisions on investments accounted for by the equity method (8)	209	—	209	6
Normalized net income	$107	$147	$497	$396
(1)Comprised of transaction costs and acquired contingencies related to acquisitions and dispositions of assets and/or equity investments in the period. The pre-tax costs and contingencies are included in the "cost of sales", "operating and administrative", and "other income" line items on the Consolidated Statements of Income. Transaction costs include expenses, such as legal fees, that are directly attributable to the acquisition or disposition. The acquired contingencies relate to the acquisition of Petrogas and include amounts for additional contingent consideration for the purchase of Petrogas as well as certain acquired indirect tax liabilities. Please refer to Note 3 and Note 4 of the 2021 Annual Consolidated Financial Statements for further details regarding AltaGas' acquisitions and dispositions.
(2)The pre-tax amounts are included in the "revenue" and “cost of sales” line items on the Consolidated Statements of Income. Please refer to Note 23 of the 2021 Annual Consolidated Financial Statements for further details regarding AltaGas' risk management activities.
(3)The pre-tax amounts are included in the "other income" line item on the Consolidated Statements of Income. Please refer to Note 4 of the 2021 Annual Consolidated Financial Statements for further details regarding AltaGas' disposition of assets in the period. The after-tax amount also includes the impact of the increase in accumulated state deferred income tax liabilities caused by the elimination of the WGL Midstream business from AltaGas' consolidated U.S. tax group.
(4)The portion of non-GAAP adjustments applicable to non-controlling interests are excluded in the computation of normalized net income to ensure consistency of normalizations applied to controlling and non-controlling interests. These amounts are included in the “net income applicable to non-controlling interests” line item on the Consolidated Statements of Income.
(5)Relates to adjustments to equity income recognized in 2020 related to the investment in Petrogas. The pre-tax amounts are included in the “income (loss) from equity investments” line item on the Consolidated Statements of Income.
(6)Comprised of costs related to a workforce optimization program. The pre-tax costs are included in the “operating and administrative” line item on the Consolidated Statements of Income.
(7)COVID-19 related costs are primarily comprised of credit losses that were incremental and directly attributable to the COVID-19 pandemic and charges incurred to support remote work arrangements. As these costs would not have otherwise been incurred, it has been included as a normalizing item. Credit losses are included in the “revenue” line item as a reduction to revenue, and the additional charges incurred to support remote work arrangements are included in the “operating and administrative” line item on the Consolidated Statements of Income.
(8)Relates to the provisions recorded on AltaGas' investment in MVP in the fourth quarter of 2021 and the Constitution pipeline project which was canceled in February 2020. The pre-tax provisions are included in the “income (loss) from equity investments” line item on the Consolidated Statements of Income.

Normalized net income and normalized net income per share are used by Management to enhance the comparability of AltaGas’ earnings, as it reflects the underlying performance of AltaGas’ business activities. Normalized EPS is calculated as normalized net income divided by the average number of shares outstanding during the period.

AltaGas Ltd. – Press Release Q4 2021         9

Normalized Funds From Operations

	Three Months Ended December 31		Year Ended December 31
($ millions)	2021	2020	2021	2020
Cash from (used by) operations (GAAP financial measure)	$(157)	$7	$738	$773
Add (deduct):
Net change in operating assets and liabilities	437	311	410	203
Asset retirement obligations settled	3	2	10	4
Funds from operations	$283	$320	$1,158	$980
Add (deduct):
Transaction costs and acquired contingencies related to acquisitions and dispositions (1)	16	5	33	17
Current tax expense (recovery) on asset sales (2)	(12)	(2)	6	(2)
Restructuring costs (3)	—	4	1	6
COVID-19 related costs (4)	—	—	—	2
Normalized funds from operations	$287	$327	$1,198	$1,003
(1)Comprised of costs and acquired contingencies related to acquisitions and dispositions of assets and/or equity investments in the period. These costs and contingencies exclude non-cash amounts and are included in the "cost of sales", "operating and administrative", and "other income" line items on the Consolidated Statements of Income. Transaction costs include expenses, such as legal fees, that are directly attributable to the acquisition or disposition. The acquired contingencies relate to the acquisition of Petrogas and include amounts for additional contingent consideration for the purchase of Petrogas as well as certain acquired indirect tax liabilities. Please refer to Note 3 and Note 4 of the 2021 Annual Consolidated Financial Statements for further details regarding AltaGas' acquisitions and dispositions.
(2)Primarily related to the sale of WGL Midstream's commodity business. These expenses (recoveries) are included in the "current income tax expense" line item on the Consolidated Statements of Income.
(3)Comprised of costs related to a workforce optimization program. These costs are included in the “operating and administrative” line item on the Consolidated Statements of Income.
(4)COVID-19 related costs are primarily comprised of credit losses that were incremental and directly attributable to the COVID-19 pandemic and charges incurred to support remote work arrangements. As these costs would not have otherwise been incurred, it has been included as a normalizing item. Credit losses are included in the “revenue” line item as a reduction to revenue, and the additional charges incurred to support remote work arrangements are included in the “operating and administrative” line item on the Consolidated Statements of Income.

Normalized funds from operations and funds from operations are used to assist Management and investors in analyzing the liquidity of the Corporation. Management uses these measures to understand the ability to generate funds for capital investments, debt repayment, dividend payments, and other investing activities.

Funds from operations and normalized funds from operations as presented should not be viewed as an alternative to cash from (used in) operations or other cash flow measures calculated in accordance with GAAP.

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Invested Capital

	Three Months Ended December 31		Year Ended December 31
($ millions)	2021	2020(4)	2021	2020(4)
Cash used in investing activities (GAAP financial measure)	$241	$980	$483	$1,211
Add (deduct):
Net change in non-cash capital expenditures(1)	11	53	(33)	33
Cash acquired in business acquisitions(2)	—	40	—	40
Contributions from non-controlling interests(3)	—	(2)	(1)	(7)
Asset dispositions	1	—	346	74
Equity method dispositions	—	—	3	376
Invested capital (1)	$253	$1,071	$798	$1,727
(1)Comprised of non-cash capital expenditures included in the "accounts payable and accrued liabilities" line item on the Consolidated Balance Sheets. Please refer to Note 31 of the 2021 Annual Consolidated Financial Statements for further details.
(2)Related to the cash acquired as part of the Petrogas Acquisition. Business acquisitions are presented net of cash acquired on the Consolidated Statements of Cash Flows. Please refer to Note 3 of the 2021 Annual Consolidated Financial Statements for further details regarding the acquisition.
(3)Comprised of partner recoveries for capital expenditures incurred for the Ridley Island Propane Export Terminal. These recoveries are included in "contributions from non-controlling interests" under financing activities in the Consolidated Statements of Cash Flows, however as Management views this as a part of AltaGas' invested capital, it has been included in the calculation of invested capital.
(4)In prior periods, invested capital did not include adjustments for the cost of removal of utility assets; however, beginning in the fourth quarter of 2021, Management has adjusted for these costs to better align with the investing section of the Consolidated Statements of Cash Flows. Comparative periods have been restated to reflect this change. Additionally, 2020 invested capital has been revised to include the $7 million final payment related to the Constitution pipeline project that was canceled in February 2020, also to better align with the investing section of the Consolidated Statements of Cash Flows.

Invested capital is a measure of AltaGas' use of funds for capital expenditure activities. It includes expenditures relating to property, plant, and equipment and intangible assets, capital contributed to long term investments, and contributions from non-controlling interests. Net invested capital is invested capital presented net of any proceeds from disposals of assets and equity investments in the period. Net invested capital is calculated based on the investing activities section in the Consolidated Statements of Cash Flows, adjusted for items such as non-cash capital expenditures, cash acquired in business acquisitions, and contributions from non-controlling interests. Invested capital and net invested capital are used by Management, investors, and analysts to enhance the understanding of AltaGas' capital expenditures from period to period and provide additional detail on the Company's use of capital.

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CONSOLIDATED FINANCIAL REVIEW

	Three Months Ended December 31		Year Ended December 31
($ millions, except where noted)	2021	2020	2021	2020
Revenue	3,140	1,689	10,573	5,587
Normalized EBITDA (1)	341	392	1,490	1,310
Income (loss) before income taxes	(162)	74	446	699
Net income (loss) applicable to common shares	(156)	48	230	486
Normalized net income (1)	107	147	497	396
Total assets	21,593	21,532	21,593	21,532
Total long-term liabilities	11,335	11,264	11,335	11,264
Invested capital (1) (2)	253	1,071	798	1,727
Cash flows used by investing activities	(241)	(980)	(483)	(1,211)
Dividends declared (3)	71	67	281	268
Cash from (used by) operations	(157)	7	738	773
Normalized funds from operations (1)	287	327	1,198	1,003
Normalized effective income tax rate (%) (1)	23.6	21.5	22.1	22.3
Effective income tax rate (%)	17.9	8.1	23.8	18.2

	Three Months Ended December 31		Year Ended December 31
($ per share, except shares outstanding)	2021	2020	2021	2020
Net income (loss) per common share - basic	(0.56)	0.17	0.82	1.74
Net income (loss) per common share - diluted	(0.56)	0.17	0.82	1.74
Normalized net income - basic (1)	0.38	0.53	1.78	1.42
Normalized net income - diluted (1)	0.38	0.53	1.76	1.42
Dividends declared (3)	0.25	0.24	1.00	0.96
Cash from (used by) operations	(0.56)	0.03	2.64	2.77
Normalized funds from operations (1)	1.03	1.17	4.28	3.59
Shares outstanding - basic (millions)
During the period (4)	280	279	280	279
End of period	280	279	280	279
(1)Non‑GAAP financial measure; see discussion in the Non-GAAP Financial Measures section of this news release or in AltaGas’ MD&A as at and for the period ended December 31, 2021, which is available on www.sedar.com..
(2)In prior periods, invested capital did not include adjustments for the cost of removal of utility assets; however, beginning in the fourth quarter of 2021, Management has adjusted for these costs to better align with the investing section of the Consolidated Statements of Cash Flows. Comparative periods have been restated to reflect this change.
(3)Dividends declared per common share per month: $0.08 beginning December 2018, increased to $0.0833 per share beginning December 2020.
(4)Weighted average.

AltaGas Ltd. – Press Release Q4 2021         12

CONFERENCE CALL AND WEBCAST DETAILS
AltaGas will hold a conference call today, March 4, at 9:00 a.m. MT (11:00 a.m. ET and 15:00 BST) to discuss Fourth quarter and full year 2021 results and other corporate developments.
•Date/Time: March 4, 2022, 9:00 a.m. MT (11:00 a.m. ET; 16:00 GMT)
•Dial-in: 1-416-764-8659 or toll free at 1-888-664-6392
•Webcast: http://www.altagas.ca/invest/events-and-presentations.
Shortly after the conclusion of the call, a replay will be available commencing at 11:00 a.m. MT (1:00 p.m. ET; 18:00 GMT) on March 4, 2022 by dialing 1-416-764-8677 or toll free 1-888-390-0541. The passcode is 375501#. The replay will expire at 9:59 p.m. MT (11:59 p.m. ET) on March 11, 2022.

AltaGas’ Consolidated Financial Statements and accompanying notes for the fourth quarter and full year ended December 31, 2021, as well as its related Management’s Discussion and Analysis, are now available online at www.altagas.ca. All documents will be filed with the Canadian securities regulatory authorities and will be posted under AltaGas’ SEDAR profile at www.sedar.com.

ABOUT ALTAGAS
AltaGas is a leading North American infrastructure company that connects customers and markets to affordable and reliable sources of energy. The Company operates a diversified, lower-risk, high-growth Utilities and Midstream business that is focused on delivering resilient and durable value for its stakeholders.
For more information visit www.altagas.ca or reach out to one of the following:
Jon Morrison
Senior Vice President, Investor Relations & Corporate Development
Jon.Morrison@altagas.ca

Adam McKnight
Director, Investor Relations
Adam.McKnight@altagas.ca

Investor Inquiries
1-877-691-7199
investor.relations@altagas.ca

Media Inquiries
1-403-206-2841
media.relations@altagas.ca

AltaGas Ltd. – Press Release Q4 2021         13

FORWARD-LOOKING INFORMATION

This news release contains forward-looking information (forward-looking statements). Words such as "may", "can", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "aim", "seek", "propose", "contemplate", "estimate", "focus", "strive", "forecast", "expect", "project", "target", "potential", "objective", "continue", "outlook", "vision", "opportunity" and similar expressions suggesting future events or future performance, as they relate to the Corporation or any affiliate of the Corporation, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Specifically, such forward-looking statements included in this document include, but are not limited to, statements with respect to the following: redemption of shares; completion dates of transactions in the midstream business; the benefits of the Utilities’ business new call center platform; focus on debottlenecking logistics; belief in the role, benefits and reliability of responsibly sources natural gas; ARP focus and growth of rate base; lower-carbon focus; focus on AltaGas’ long term strategy; expected frac exposed volumes and hedging activities; expected 2022 Normalized EPS guidance of $1.80 - $1.95 per share; expected 2022 Normalized EBITDA guidance of $1.50 billion - $1.55 billion; expectation for ongoing dividend growth; anticipated utilities earnings growth; expected capital expenditure plan of approximately $995 million; planned segment allocation of 2022 capital expenditures; and expected dividend payments and dates of payment.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events and achievements to differ materially from those expressed or implied by such statements. Such statements reflect AltaGas’ current expectations, estimates, and projections based on certain material factors and assumptions at the time the statement was made. Material assumptions include: number of ships and export levels from the Ferndale and RIPET facilities, assumptions regarding asset sales anticipated to close in 2022, effective tax rates, the U.S./Canadian dollar exchange rate, the expected impact of the COVID-19 pandemic, inflation, propane price differentials, degree day variance from normal, pension discount rate, the performance of the businesses underlying each sector, impacts of the hedging program, commodity prices, weather, frac spread, access to capital, timing and receipt of regulatory approvals, planned and unplanned plant outages, timing of in-service dates of new projects and acquisition and divestiture activities, operational expenses, returns on investments, dividend levels, and transaction costs.

AltaGas’ forward-looking statements are subject to certain risks and uncertainties which could cause results or events to differ from current expectations, including, without limitation: risk related to COVID -19; health and safety risks; operating risk; natural gas supply risks; volume throughput, infrastructure; service interruptions; cyber security, information, and control systems; climate-related risks, including carbon pricing; regulatory risks; litigation risk; changes in law; political uncertainty and civil unrest;; decommissioning, abandonment and reclamation costs; reputation risk; weather data; Indigenous and treaty rights; capital market and liquidity risks; general economic conditions; internal credit risk; foreign exchange risk; integration of Petrogas; debt financing, refinancing, and debt service risk; interest rates; counterparty and supplier risk; technical systems and processes incidents; dependence on certain partners; growth strategy risk; construction and development; transportation of petroleum products; underinsured and uninsured losses; impact of competition in AltaGas' businesses; counterparty credit risk; market risk; composition risk; collateral; rep agreements; market value of common shares and other securities; variability of dividends; potential sales of additional shares; labor relations; key personnel; risk management costs and limitations; commitments associated with regulatory approvals for the acquisition of WGL; cost of providing retirement plan benefits; failure of service providers; and the other factors discussed under the heading "Risk Factors" in the Corporation’s Annual Information Form for the year ended December 31, 2021 and set out in AltaGas’ other continuous disclosure documents.

Many factors could cause AltaGas' or any particular business segment's actual results, performance or achievements to vary from those described in this press release, including, without limitation, those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this news release, should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and AltaGas’ future decisions and actions will depend on management’s assessment of all information at the relevant time. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this news release are expressly qualified by these cautionary statements.

Financial outlook information contained in this news release about prospective financial performance, financial position, or cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on AltaGas management's (Management) assessment of the relevant information currently available. Readers are cautioned that such financial outlook information contained in this news release should not be used for purposes other than for which it is disclosed herein.

Additional information relating to AltaGas, including its quarterly and annual MD&A and Consolidated Financial Statements, AIF, and press releases are available through AltaGas' website at www.altagas.ca or through SEDAR at www.sedar.com

AltaGas Ltd. – Press Release Q4 2021         14